Exhibit 4.7

19 March 2004

Fraser MacKenzie

Chief Financial Officer

Dear Fraser,

I write to confirm your employment with Coles Myer Ltd (“the Company”) on the following terms and conditions. While you are employed by the Company you may be required to work for the Company and/or any of its subsidiaries. Further, whilst you are an employee of the Company, your Total Fixed Compensation may be paid to you by the Company or one of its subsidiaries.

1.	Position

Your position will continue to be Chief Financial Officer reporting to the Chief Executive Officer and will be employed for a minimum fixed term through to 30 April 2007.

During your employment the Company may restructure its operations and management from time to time. Not-withstanding this, in making any such changes your Total Fixed Compensation entitlements will be maintained and the Company will take into consideration your skills and competencies. You should however be aware that such changes may include changes in title, role or reporting relationship within the Company or any of its subsidiaries. The Company will however discuss any proposed changes with you prior to them occurring.

1.1	Entire Agreement

This agreement embodies the entire agreement between yourself and the Company.

2.	Remuneration Package

In accordance with the Company’s Remuneration Policy, you will receive remuneration in the form of a Total Fixed Compensation package, which will be subject to annual review. However, your performance will be subject to ongoing review throughout the year.

Your Total Fixed Compensation package will be $735,000 per annum. The elements included in your Total Fixed Compensation package are:

•	Cash Salary

•	Superannuation

•	Vehicle(s)

i.)	Cash Salary

Subject to paragraph 2 (ii) you may elect the proportion of your Total Fixed Compensation to be taken as cash salary.

ii.)	Superannuation

Your Total Fixed Compensation will be adjusted to account for Superannuation. There will be deducted from your Total Fixed Compensation the notional cost, as determined by the Company from time to time, to the Company of providing your superannuation benefit in the Coles Myer Superannuation Fund.

You may also arrange with the Company to make additional voluntary contributions from your Total Fixed Compensation package on either a pre-tax or post-tax basis. Please contact your Group General Manager of Human Resources for further information, should you wish to make such arrangements.

iii.)	Vehicles

In accordance with the Company’s Vehicle Policy, you may elect to be allocated a vehicle(s). The cost of the vehicle(s) including finance, insurance, fuel, maintenance and FBT will form part of your Total Fixed Compensation package. Guidelines regarding the usage of vehicles will be provided to you.

3.	Bonus Program

In this position, you remain eligible to participate in the Company’s Bonus Program up to 30 April 2007. The Company’s Bonus program will vary from time to time depending upon Company policies and the needs of the business. Bonus payments will be determined at the discretion of the Company.

The current Bonus Program provides you with a possible annual bonus of up to 100% of your Total Fixed Compensation for the previous financial year.

You will be advised annually of your participation in any bonus program. This advice will include the bonus potential as well as details of the performance requirements.

If your employment ceases on 30 April 2007 due to retirement, your bonus potential for FY2007 will be pro-rated to that date. Any payment will occur in October 2007 following declaration of results.

4.	(a) Share Options

Under the current Plan you have received 860,000 Share Options. If your employment ceases on 30 April 2007 due to retirement, you will be eligible to exercise any options that have vested under the rules of the Share Options Plan, up to that date. As you have a portion of options which vest in September 2007, notwithstanding any other clause in the Plan (including clause 5.2), the Directors may, in their absolute discretion, permit you to exercise that portion of options at a time or times determined by the Directors, if the Directors consider that it would be in the interests of the Company. The permission may be given subject to conditions.

4.	(b) Performance Shares

In the event of CML introducing a Performance Share based long term incentive plan, you will be eligible to participate on a comparable senior executive level to that of your participation in the Options Plan.

Once the Plan is finalised, discussions will be held to agree on your entitlement at date of retirement.

5.	Staff Discount

You will continue to be entitled to the following additional benefit that may be varied from time to time in accordance with Company policy.

Point of Sale Discount:	You will be entitled to the relevant Point of Sale discount as provided by Coles Myer Businesses.

6.	Location

Your position location will continue to be Coles Myer Head Office, 800 Toorak Road, Tooronga.

However, dependent upon future Company operating requirements or promotional opportunities, the Company may require you, with reasonable notice, to alter your location, including possible intrastate relocation. Any possible interstate relocation will only occur with your mutual agreement. The Company will consult with you prior to any change occurring about the effects of such a change and provide you with relocation assistance in accordance with the Company’s Relocation Policy.

If the Company terminates your employment within 2 years of the date of this contract we will provide you with reasonable relocation costs to return to Sydney.

7.	Hours of Work

You are required to work a minimum of 40 hours per week. However, you are expected to work any additional hours that are necessary to perform your duties. Payment for any additional hours worked is included in your Total Fixed Compensation package.

8.	Leave

8.1	Annual Leave

You will continue to be entitled to 20 working days paid annual leave upon each completed year of service. Annual leave can be taken at times mutually agreed between you and the Company within twelve months of your entitlement becoming due. However the Company may direct you to take your annual leave in cases where you and the Company are unable to reach an agreement on when leave should be taken.

8.2	Sick Leave

You will continue to be entitled to 8 days sick leave upon each completed year of service. All sick leave is cumulative but will not be paid out on termination of employment.

At the Company’s request, you may be required to provide medical certification as evidence of illness or injury for payment to be made.

8.3	Carer’s Leave

You will continue to be entitled to Carer’s Leave in accordance with Company policy as varied from time to time. The current policy provides up to 3 days per annum to care for members of your immediate family in times of illness. This leave does not accumulate from year to year. At the Company’s request, you may be required to provide a medical certificate or statutory declaration to support this leave.

8.4	Parental Leave

Parental leave means unpaid maternity, adoption or paternity leave. You are entitled to such leave in accordance with Company policy and legislative requirements.

8.5	Long Service Leave

Long Service Leave will accrue, and must be taken, in accordance with relevant legislation. However, Long Service Leave can be taken at times mutually agreed between you and the Company. The Company may direct you to take your accrued long service leave upon reasonable notice being given to you by the Company.

9.	Equal Employment Opportunity

The Company strives to provide all employees with equal employment opportunities. The Company’s equal opportunity policy precludes discrimination and harassment based on, but not limited to, age, race, religion, sex, marital status, pregnancy, breast feeding, parental or carers status, political belief, industrial activity, sexual preference, gender identity and disability. You are required to familiarise yourself with the Company’s equal opportunity policy and comply with it.

10.	Occupational Health & Safety

You are required to perform your duties in a safe manner by observing all safe operating procedures notified to you by the Company and ensuring that you do not undertake any activity that may cause injury to yourself or your fellow employees.

You are required to familiarise yourself with the Company’s policy on Occupational Health & Safety and comply with it.

11.	Company Policies & Procedures

You are required to comply with all Company policies and procedures as they apply now and in the future including any specific policy and procedure relating to any of its subsidiaries in which you may work. It will be your responsibility to acquaint yourself with Company policies and procedures, but should you ever be in doubt regarding such, you should seek advice from your manager. Whilst you are required to comply with Company policies, they do not form part of this agreement.

12.	Conduct

The Company expects all its employees to behave in a manner appropriate for business purposes in the conduct of their duties. Expected standards of behaviour are detailed in the attached Company Code of Conduct booklet as amended from time to time. You are required to complete and return the Conflict of Interest Declaration form contained within the booklet.

13.	Confidentiality, Intellectual Property

As part of this agreement, you are required to read, sign and return with your acceptance of this agreement, the attached Confidentiality Agreement.

14.	Directorship

If as a consequence of carrying out your duties and responsibilities under this agreement you are appointed a director or other officer of any entity (whether or not related to the Company within the meaning of the Corporations Act) or hold any property (including without limitation shares or units in a trust) on trust for the Company or any of its related entities, then upon cessation of your employment with the Company you will, unless otherwise directed by the Company, immediately resign from such appointment and transfer and deliver to the Company or at the Company’s direction destroy such property, as the case may be. You irrevocably appoint the Company Secretary of the Company or any other person nominated by the Company as your attorney to sign on your behalf all documents necessary to effect the resignation and transfer and delivery.

15.	Termination

If your employment is terminated by the company, within 12 months of the expiry of this contract (ie 30 April 2007), you will receive payment up to, but not beyond, 30 April 2007. Should you intend to resign prior to 30 April 2007, you are required to provide the Company with 6 months notice. Should you or the Company provide such notice the Company may direct you to perform only such duties as it determines to be appropriate. A lesser period of notice may apply by mutual agreement. Any payment in lieu of notice will be based on your Total Fixed Compensation package.

The Company may terminate your employment without notice in circumstances warranting summary dismissal. Such circumstances would include, but not be limited to:

(a)	you committing any act of dishonesty, fraud, misconduct, wilful breach of duty or Company policy, or serious and wilful neglect in the performance of your duties; or

(b)	you being convicted for an offence precluding or inhibiting the further performance of your duties.

Should your contract be terminated by the Company within 2 years of commencement, other than in accordance with paras 15 (a) or (b) above, the Company will pay or reimburse reasonable costs of relocating you back to Sydney and any loss incurred from selling your principal place of residence in Melbourne as a result of your termination.

16.	Restraint

In executing this agreement you covenant and agree that you shall not during your employment or for a 12 month period thereafter on behalf of yourself or another person, company or organisation;

(a)	Solicit or persuade any person you have dealt with on behalf of the Company or any of its subsidiaries during the last 12 months of your employment or is in the process of negotiating with the Company, to cease doing business with the Company or any subsidiary or reduce the amount of business which the person would normally do with the Company or any subsidiary.

(b)	Induce or attempt to induce any director, manager or employee of the Company or any subsidiary to terminate his or her employment with the Company or any subsidiary, whether or not that person would commit a breach of that person’s contract of employment.

(c)	Employ or engage in any capacity any person who has been a director, manager, employee of or consultant to the Company or any subsidiary during your employment who is or may be likely to be in possession of any confidential information or trade secrets relating to the business of the Company or any subsidiary.

(d)	Participate, promote, assist, consult, advise or otherwise be directly or indirectly concerned with or involved in, financially or otherwise, as a director, consultant, adviser, principal, agent, manager, employee, beneficiary, partner or associate in any general merchandise or apparel retailing business with sales turnover of greater than $1Billion, or any food or liquor retailing business with sales turnover of greater than $1Billion, anywhere in Australia, other than a business owned or operated by the Company or a subsidiary.

(e)	Without in anyway resiling from this restraint you should be aware that upon termination the Company would be prepared to consider a waiver or limitation of these obligations depending upon the circumstances at the time. This is not to suggest a waiver or limitation would be automatic but employees are encouraged to raise this issue upon termination. Any waiver or limitation of these obligations must be authorised in writing by the Group General Manager of Human Resources.

17.	Restraints reasonable

You and the Company consider the restraints contained in this clause to be reasonable and intend the restraints to operate to the maximum extent.

If these restraints:

(a)	are void as unreasonable for the protection of the interests of the Company; and

(b)	would be valid if part of the wording was deleted or the period or area was reduced.

The restraints will apply with the modifications necessary to make them effective.

18.	Restraints independent

The restraints contained within the separate paragraphs of this clause are separate, distinct and severable, so that the unenforceability of any restraint does not affect the enforceability of the other restraints.

To accept this offer, you must sign and return this agreement within seven days. A copy of this agreement has also been enclosed for your records. Should you require clarification or any further information, please do not hesitate to contact me.

In conclusion, I look forward to working with you in a productive and rewarding association.

Yours sincerely

John Fletcher Chief Executive Officer

__________________________________________________________________________________________________

I                                                  , accept the aforementioned terms and conditions of this offer as outlined in this agreement

Signature	Date